Exhibit 99.1

Report of Independent Registered Public Accounting Firm

To the stockholders and board of directors
Summit Materials, LLC:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Summit Materials, LLC and subsidiaries (the “Company”) as of December 30, 2017 and December 31, 2016, the related consolidated statements of operations, comprehensive loss, changes in redeemable noncontrolling interest and members’ interest, and cash flows for each of the fiscal years ended December 30, 2017, December 31, 2016 and January 2, 2016, and the related notes (collectively, the “consolidated financial statements”).  In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 30, 2017 and December 31, 2016, and the results of its operations and its cash flows for each of the fiscal years ended December 30, 2017, December 31, 2016 and January 2, 2016, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

 /s/ KPMG LLP

We have served as the Company’s auditor since 2012.

Denver, Colorado

February 14, 2018

SUMMIT MATERIALS, LLC AND SUBSIDIARIES

Consolidated Balance Sheets

December 30, 2017 and December 31, 2016

(In thousands)

	2017	2016
Assets
Current assets:
Cash and cash equivalents	$383,556	$142,672
Accounts receivable, net	198,330	162,377
Costs and estimated earnings in excess of billings	9,512	7,450
Inventories	184,439	157,679
Other current assets	7,764	12,800
Total current assets	783,601	482,978
Property, plant and equipment	1,615,424	1,446,452
Goodwill	1,037,320	782,212
Intangible assets	16,833	17,989
Other assets	51,063	46,789
Total assets	$3,504,241	$2,776,420
Liabilities and Member’s Interest
Current liabilities:
Current portion of debt	$4,765	$6,500
Current portion of acquisition-related liabilities	11,587	21,663
Accounts payable	100,637	81,610
Accrued expenses	116,274	110,473
Billings in excess of costs and estimated earnings	15,750	15,456
Total current liabilities	249,013	235,702
Long-term debt	1,810,833	1,514,456
Acquisition-related liabilities	52,239	25,161
Other noncurrent liabilities	100,562	124,708
Total liabilities	2,212,647	1,900,027
Commitments and contingencies (see note 15)
Member’s equity	1,359,760	1,087,558
Accumulated deficit	(51,031)	(185,099)
Accumulated other comprehensive loss	(17,135)	(27,444)
Member’s interest	1,291,594	875,015
Noncontrolling interest	—	1,378
Total member’s interest	1,291,594	876,393
Total liabilities and member’s interest	$3,504,241	$2,776,420

See accompanying notes to consolidated financial statements.

SUMMIT MATERIALS, LLC AND SUBSIDIARIES

Consolidated Statements of Operations

Years ended December 30, 2017, December 31, 2016, and January 2, 2016

(In thousands)

	2017	2016	2015
Revenue:
Product	$1,449,936	$1,223,008	$1,043,843
Service	302,473	265,266	246,123
Net revenue	1,752,409	1,488,274	1,289,966
Delivery and subcontract revenue	180,166	137,789	142,331
Total revenue	1,932,575	1,626,063	1,432,297
Cost of revenue (excluding items shown separately below):
Product	898,281	751,419	676,074
Service	203,330	182,584	171,857
Net cost of revenue	1,101,611	934,003	847,931
Delivery and subcontract cost	180,166	137,789	142,331
Total cost of revenue	1,281,777	1,071,792	990,262
General and administrative expenses	242,670	243,512	177,769
Depreciation, depletion, amortization and accretion	179,518	149,300	119,723
Transaction costs	7,733	6,797	9,519
Operating income	220,877	154,662	135,024
Interest expense	107,655	96,483	83,757
Loss on debt financings	4,815	—	71,631
Other (income) expense, net	(5,289)	1,374	(2,042)
Income (loss) from operations before taxes	113,696	56,805	(18,322)
Income tax benefit	(20,345)	(5,282)	(18,263)
Income (loss) from continuing operations	134,041	62,087	(59)
Income from discontinued operations	—	—	(2,415)
Net income	134,041	62,087	2,356
Net (loss) income attributable to noncontrolling interest	(27)	16	(1,826)
Net income attributable to member of Summit LLC	$134,068	$62,071	$4,182

See accompanying notes to consolidated financial statements.

SUMMIT MATERIALS, LLC AND SUBSIDIARIES

Consolidated Statements of Comprehensive Loss

Years ended December 30, 2017, December 31, 2016, and January 2, 2016

(In thousands)

	2017	2016	2015
Net income	$134,041	$62,087	$2,356
Other comprehensive income (loss):
Postretirement curtailment adjustment	429	—	—
Postretirement liability adjustment	699	426	2,123
Foreign currency translation adjustment	7,768	2,125	(14,099)
Income (loss) on cash flow hedges	1,413	(1,529)	(944)
Other comprehensive income (loss):	10,309	1,022	(12,920)
Comprehensive income	144,350	63,109	(10,564)
Less comprehensive (loss) income attributable to the noncontrolling interest in consolidated subsidiaries	(27)	16	(1,826)
Comprehensive income (loss) attributable to member of Summit LLC	$144,377	$63,093	$(8,738)

See accompanying notes to consolidated financial statements.

SUMMIT MATERIALS, LLC AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 30, 2017, December 31, 2016, and January 2, 2016

(In thousands)

	2017	2016	2015
Cash flow from operating activities:
Net income	$134,041	$62,087	$2,356
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, depletion, amortization and accretion	192,213	159,579	124,147
Share-based compensation expense	21,140	49,940	19,899
Net gain on asset disposals	(7,638)	(3,102)	(23,087)
Non-cash loss on debt financings	3,856	—	(9,877)
Change in deferred tax asset, net	(23,070)	(8,572)	(19,838)
Other	(2,359)	(1,282)	(1,629)
(Increase) decrease in operating assets, net of acquisitions:
Accounts receivable, net	(3,720)	2,511	3,852
Inventories	(18,609)	(10,297)	4,275
Costs and estimated earnings in excess of billings	(1,825)	(2,684)	6,604
Other current assets	8,703	(5,518)	11,438
Other assets	(3,103)	1,976	(1,369)
Increase (decrease) in operating liabilities, net of acquisitions:
Accounts payable	8,040	(5,706)	(4,241)
Accrued expenses	(6,230)	12,064	(14,354)
Billings in excess of costs and estimated earnings	109	700	1,313
Other liabilities	(6,416)	(6,819)	(1,286)
Net cash provided by operating activities	295,132	244,877	98,203
Cash flow from investing activities:
Acquisitions, net of cash acquired	(374,930)	(336,958)	(510,017)
Purchases of property, plant and equipment	(194,146)	(153,483)	(88,950)
Proceeds from the sale of property, plant and equipment	17,072	16,868	13,110
Other	(471)	2,921	1,510
Net cash used for investing activities	(552,475)	(470,652)	(584,347)
Cash flow from financing activities:
Capital contributions by member	304,541	27,377	507,766
Capital issuance costs	(627)	(136)	(12,930)
Proceeds from stock option exercises	—	—
Proceeds from debt issuances	302,000	354,000	1,748,875
Debt issuance costs	(6,416)	(5,801)	(14,246)
Payments on debt	(16,438)	(120,702)	(1,505,486)
Purchase of noncontrolling interests	(532)	—	—
Payments on acquisition-related liabilities	(32,150)	(29,540)	(18,056)
Distributions	(51,986)	(42,192)	(46,603)
Other	(866)	(16)	—
Net cash provided by financing activities	497,526	182,990	659,320
Impact of foreign currency on cash	701	69	(1,003)
Net increase (decrease) in cash	240,884	(42,716)	172,173
Cash and cash equivalents – beginning of period	142,672	185,388	13,215
Cash and cash equivalents – end of period	$383,556	$142,672	$185,388

See accompanying notes to consolidated financial statements.

SUMMIT MATERIALS, LLC AND SUBSIDIARIES

Consolidated Statements of Changes in Redeemable Noncontrolling Interest and Members’ Interest

Years ended December 30, 2017, December 31, 2016, and January 2, 2016

(In thousands)

	Total Member’s Interest
			Accumulated
			other		Total	Redeemable
	Member’s	Accumulated	comprehensive	Noncontrolling	member’s	noncontrolling
	equity	deficit	loss	interest	interest	interest
Balance — December 27, 2014	$518,647	$(217,416)	$(15,546)	$1,298	$286,983	$33,740

Net contributed capital	558,939	—	—	—	558,939	—
Accretion/ redemption value adjustment	—	(32,252)	—	—	(32,252)	(31,850)
Net income	—	4,182	—	64	4,246	(1,890)
Other comprehensive loss	—	—	(12,920)	—	(12,920)	—
Distributions	(46,603)	—	—	—	(46,603)	—
Share-based compensation	19,899	—	—	—	19,899	—
Balance — January 2, 2016	$1,050,882	$(245,486)	$(28,466)	$1,362	$778,292	$—

Net contributed capital	27,260	—	—	—	27,260	—
Net loss	—	62,071	—	16	62,087	—
Other comprehensive income	—	—	1,022	—	1,022	—
Distributions	(42,192)	—	—	—	(42,192)	—
Share-based compensation	51,624	(1,684)	—	—	49,940	—
Other	(16)	—	—	—	(16)	—
Balance — December 31, 2016	$1,087,558	$(185,099)	$(27,444)	$1,378	$876,393	$—

Net contributed capital	303,914	—	—	—	303,914	—
Net income (loss)	—	134,068	—	(27)	134,041	—
Other comprehensive income	—	—	10,309	—	10,309	—
Distributions	(51,986)	—	—	—	(51,986)	—
Share-based compensation	21,140	—	—	—	21,140	—
Purchase of noncontrolling interest	—	—	—	(1,148)	(1,148)	—
Other	(866)	—	—	(203)	(1,069)	—
Balance — December 30, 2017	$1,359,760	$(51,031)	$(17,135)	$—	$1,291,594	$—

See accompanying notes to consolidated financial statements.

SUMMIT MATERIALS, LLC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in tables in thousands, unless otherwise noted)

(1) Summary of Organization and Significant Accounting Policies

Summit Materials, LLC (“Summit LLC” and, together with its subsidiaries, the “Company”) is a vertically integrated, construction materials company. The Company is engaged in the production and sale of aggregates, cement, ready-mix concrete, asphalt paving mix and concrete products and owns and operates quarries, sand and gravel pits, two cement plants, cement distribution terminals, ready-mix concrete plants, asphalt plants and landfill sites. It is also engaged in paving and related services. The Company’s three operating and reporting segments are the West, East and Cement segments.

Substantially all of the Company’s products and services are produced, consumed and performed outdoors, primarily in the spring, summer and fall. Seasonal changes and other weather-related conditions can affect the production and sales volumes of its products and delivery of services. Therefore, the financial results for any interim period are typically not indicative of the results expected for the full year. Furthermore, the Company’s sales and earnings are sensitive to national, regional and local economic conditions and to cyclical changes in construction spending, among other factors.

Summit LLC is a wholly owned indirect subsidiary of Summit Materials Holdings L.P. (“Summit Holdings”), whose primary owner is Summit Materials, Inc. (“Summit Inc.”). Summit Inc. was formed as a Delaware corporation on September 23, 2014. Its sole material asset is a controlling equity interest in Summit Holdings. Pursuant to a reorganization into a holding company structure (the “Reorganization”) in connection with Summit Inc.’s March 2015 initial public offering, Summit Inc. became a holding corporation operating and controlling all of the business and affairs of Summit Holdings and its subsidiaries, including Summit LLC.

Principles of Consolidation–The consolidated financial statements include the accounts of Summit LLC and its majority owned subsidiaries. All intercompany balances and transactions have been eliminated. The Company attributes consolidated member’s interest and net income separately to the controlling and noncontrolling interests. Noncontrolling interests in consolidated subsidiaries represent a 20% ownership in Ohio Valley Asphalt, LLC and, prior to the initial public offering (“IPO”) and concurrent purchase of the noncontrolling interests Continental Cement Company, L.L.C. (“Continental Cement”), a 30% redeemable ownership in Continental Cement. The Company accounts for investments in entities for which it has an ownership of 20% to 50% using the equity method of accounting. In the fourth quarter of 2017, we purchased the remaining noncontrolling interest in Ohio Valley Asphalt, LLC.

The Company’s fiscal year is based on a 52-53 week year with each quarter composed of 13 weeks ending on a Saturday. The 53-week year occurs approximately once every seven years and occurred in 2015. The additional week in the 53-week year was included in the fourth quarter of 2015.

Use of Estimates— Preparation of these consolidated financial statements in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”) requires management to make estimates and assumptions. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities and reported amounts of revenue and expenses. Such estimates include the valuation of accounts receivable, inventories, valuation of deferred tax assets, goodwill, intangibles and other long-lived assets, pension and other postretirement obligations and asset retirement obligations. Estimates also include revenue earned on contracts and costs to complete contracts. Most of the Company’s paving and related services are performed under fixed unit-price contracts with state and local governmental entities. Management regularly evaluates its estimates and assumptions based on historical experience and other factors, including the current economic environment. As future events and their effects cannot be determined with precision, actual results can differ significantly from estimates made. Changes in estimates, including those resulting from continuing changes in the economic environment, are reflected in the Company’s consolidated financial statements when the change in estimate occurs.

Business and Credit Concentrations—The Company’s operations are conducted primarily across 23 U.S. states and in British Columbia, Canada, with the most significant revenue generated in Texas, Utah, Kansas and Missouri. The

Company’s accounts receivable consist primarily of amounts due from customers within these areas. Therefore, collection of these accounts is dependent on the economic conditions in the aforementioned states, as well as specific situations affecting individual customers. Credit granted within the Company’s trade areas has been granted to many customers and management does not believe that a significant concentration of credit exists with respect to any individual customer or group of customers. No single customer accounted for more than 10% of the Company’s total revenue in 2017, 2016 or 2015.

Accounts Receivable—Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the collectability of individual accounts. In establishing the allowance, management considers historical losses adjusted to take into account current market conditions and its customers’ financial condition, the amount of receivables in dispute, the current receivables aging and current payment terms. Balances that remain outstanding after reasonable collection efforts are exercised are written off through a charge to the valuation allowance.

The balances billed but not paid by customers, pursuant to retainage provisions included in contracts, are generally due upon completion of the contracts.

Revenue Recognition—We earn revenue from the sale of products, which primarily include aggregates, cement, ready-mix concrete and asphalt, but also include concrete products and plastics components, and from the provision of services, which are primarily paving and related services, but also include landfill operations, the receipt and disposal of waste that is converted to fuel for use in our cement plants and underground storage space rental.

Revenue for product sales is recognized when evidence of an arrangement exists, the fee is fixed or determinable, title passes, which is generally when the product is shipped, and collection is reasonably assured. Product revenue generally includes sales of aggregates, cement and other materials to customers, net of discounts or allowances or taxes, if any, and freight and delivery charges billed to customers. Freight and delivery charges associated with cement sales are recorded on a net basis together with freight costs within cost of sales.

Revenue from the receipt of waste fuels is recognized when the waste is accepted and a corresponding liability is recognized for the costs to process the waste into fuel for the manufacturing of cement or to ship the waste offsite for disposal in accordance with applicable regulations.

We account for revenue and earnings on our long-term paving and related services contracts as service revenue using the percentage-of-completion method of accounting. Under the percentage-of-completion method, we recognize paving and related services revenue as services are rendered. We estimate profit as the difference between total estimated revenue and total estimated cost of a contract and recognize that profit over the life of the contract based on input measures. We generally measure progress toward completion on long-term paving and related services contracts based on the proportion of costs incurred to date relative to total estimated costs at completion. We include revisions of estimated profits on contracts in earnings under the cumulative catch-up method, under which the effect of revisions in estimates is recognized immediately. If a revised estimate of contract profitability reveals an anticipated loss on the contract, we recognize the loss in the period it is identified.

The percentage-of-completion method of accounting involves the use of various estimating techniques to project costs at completion, and in some cases includes estimates of recoveries asserted against the customer for changes in specifications or other disputes. Contract estimates involve various assumptions and projections relative to the outcome of future events over multiple periods, including future labor productivity and availability, the nature and complexity of the work to be performed, the cost and availability of materials, the effect of delayed performance, and the availability and timing of funding from the customer. These estimates are based on our best judgment. A significant change in one or more of these estimates could affect the profitability of one or more of our contracts. We review our contract estimates regularly to assess revisions in contract values and estimated costs at completion.

We recognize revenue arising from claims either as income or as an offset against a potential loss only when the amount of the claim can be estimated reliably and its realization is probable. In evaluating these criteria, we consider the contractual basis for the claim, the cause of any additional costs incurred, the reasonableness of those costs and the objective evidence available to support the claim.

Inventories—Inventories consist of stone that has been removed from quarries and processed for future sale, cement, raw materials and finished concrete blocks. Inventories are valued at the lower of cost or market and are accounted for on a first-in first-out basis or an average cost basis. If items become obsolete or otherwise unusable or if quantities exceed what is projected to be sold within a reasonable period of time, they will be charged to costs of production in the period that the items are designated as obsolete or excess inventory. Stripping costs are costs of removing overburden and waste material to access aggregate materials and are expensed as incurred.

Property, Plant and Equipment, net—Property, plant and equipment are recorded at cost, less accumulated depreciation, depletion and amortization. Expenditures for additions and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Repair and maintenance costs that do not substantially expand productive capacity or extend the life of property, plant and equipment are expensed as incurred.

Landfill airspace is included in property, plant and equipment at cost and is amortized based on the portion of the airspace used during the period compared to the gross estimated value of available airspace, which is updated periodically as circumstances dictate. Management reassesses the landfill airspace capacity with any changes in value recorded in cost of revenue. Capitalized landfill costs include expenditures for the acquisition of land and related airspace, engineering and permitting costs, cell construction costs and direct site improvement costs.

Upon disposal of an asset, the cost and related accumulated depreciation are removed from the Company’s accounts and any gain or loss is included in general and administrative expenses.

The Company reviews the carrying value of property, plant and equipment for impairment whenever events or circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. Such indicators may include, among others, deterioration in general economic conditions, adverse changes in the markets in which an entity operates, increases in input costs that have a negative effect on earnings and cash flows or a trend of negative or declining cash flows over multiple periods.

Property, plant and equipment is tested for impairment at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets. As a result, the property, plant and equipment impairment test is at a significantly lower level than the level at which goodwill is tested for impairment. In markets where the Company does not produce downstream products, such as ready-mix concrete, asphalt paving mix and paving and related services, the lowest level of largely independent identifiable cash flows is at the individual aggregates operation or a group of aggregates operations collectively serving a local market or the cement operations. Conversely, in vertically-integrated markets, the cash flows of the downstream and upstream businesses are not largely independently identifiable and the vertically-integrated operations are considered the lowest level of largely independent identifiable cash flows.

Accrued Mining and Landfill Reclamation—The mining reclamation reserve and financial commitments for landfill closure and post-closure activities are based on management’s estimate of future cost requirements to reclaim property at both currently operating and closed sites. Estimates of these obligations have been developed based on management’s interpretation of current requirements and proposed regulatory changes and are intended to approximate fair value. Costs are estimated in current dollars, inflated until the expected time of payment, and then discounted back to present value using a credit-adjusted, risk-free rate on obligations of similar maturity, adjusted to reflect the Company’s credit rating. Changes in the credit-adjusted, risk-free rate do not change recorded liabilities. However, subsequent increases in the recognized obligations are measured using a current credit-adjusted, risk-free rate. Decreases in the recognized obligations are measured at the initial credit-adjusted, risk-free rate.

Significant changes in inflation rates or the amount or timing of future cost estimates typically result in both (1) a current adjustment to the recorded liability (and corresponding adjustment to the asset) and (2) a change in accretion of the liability and depreciation of the asset to be recorded prospectively over the remaining capacity of the unmined quarry or landfill.

Goodwill—Goodwill represents the purchase price paid in excess of the fair value of net tangible and intangible assets acquired. Goodwill recorded in connection with the Company’s acquisitions is primarily attributable to the expected profitability, assembled workforces of the acquired businesses and the synergies expected to arise after the Company’s acquisition of those businesses. Goodwill is not amortized, but is tested annually for impairment as of the first day of the fourth quarter and at any time that events or circumstances indicate that goodwill may be impaired. A qualitative approach may first be applied to determine whether it is more likely than not that the estimated fair value of a reporting unit is less than its carrying amount. If, as a result of the qualitative assessment, it is determined that an impairment is more likely than not, the two-step quantitative impairment test is then performed, otherwise further analysis is not required. The two-step impairment test first identifies potential goodwill impairment for each reporting unit and then, if necessary, measures the amount of the impairment loss.

Income Taxes—As a limited liability company, the Company’s federal and state income tax attributes are generally passed to its member. However, certain subsidiaries, or subsidiary groups, of the Company are taxable entities subject to income taxes in the United States and Canada, the provisions for which are included in the consolidated financial statements. Significant judgments and estimates are required in the determination of the consolidated income tax expense.

The Company’s deferred income tax assets and liabilities are computed for differences between the tax basis and financial statement amounts that will result in taxable or deductible amounts in the future. The computed deferred balances are based on enacted tax laws and applicable rates for the periods in which the differences are expected to affect taxable income. A valuation allowance is recognized for deferred tax assets if it is more likely than not that some portion or all of the net deferred tax assets will not be realized. In making such a determination, all available positive and negative evidence is considered, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company determines it would be able to realize its deferred tax assets for which a valuation allowance had been recorded then an adjustment would be made to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company evaluates the tax positions taken on income tax returns that remain open and positions expected to be taken on the current year tax returns to identify uncertain tax positions. Unrecognized tax benefits on uncertain tax positions are recorded on the basis of a two-step process in which (1) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the largest amount of tax benefit that is more than 50 percent likely to be realized is recognized. Interest and penalties related to unrecognized tax benefits are recorded in income tax benefit.

New Accounting Standards — In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers, which prescribes a five-step model for revenue recognition that will replace most existing revenue recognition guidance in U.S. GAAP. The ASU will supersede nearly all existing revenue recognition guidance under U.S. GAAP and provides that an entity recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This update also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments, and assets recognized from costs incurred to obtain or fulfill a contract. In July 2015, the FASB postponed the effective date of the new revenue standard by one year to the first quarter of 2018. In applying these ASUs, an entity is permitted to use either the full retrospective or cumulative effect transition approach. We plan to adopt these ASU’s using the modified retrospective approach. We have evaluated the impact of adoption of these standards on our consolidated financial statements, which was not material.

In January 2017, the FASB issued ASU No. 2017-01, Clarifying the Definition of a Business, which narrows the definition of a business. This ASU provides a screen to determine whether a group of assets constitutes a business. The screen requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. This screen reduces the number of transactions that need to be further evaluated as acquisitions. If the screen is not met, this ASU (1) requires that to be considered a business, a set must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create an output and (2) removes the evaluation of whether a market participant could replace missing elements. Although outputs are not required for a set to be a business, outputs generally are a key element of a business; therefore, the FASB has developed more stringent criteria for sets without outputs. The ASU is effective for public companies for annual periods beginning after December 15, 2017. The adoption of this ASU will not have a material impact on the consolidated financial statements.

 In March 2017, the FASB issued ASU No. 2017-07, Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost, which requires that the service cost component be reported in the same line item as employer compensation costs and that the other components of periodic pension costs be reported outside of operating income. The ASU also restricts capitalization of costs to the service cost component. The ASU is effective for public companies for annual periods beginning after December 15, 2017. The Company early adopted this ASU as of the beginning of fiscal year 2017 on a retrospective basis; accordingly, the Company reclassified $278,000 and $383,000 from product cost of revenue to other income for the year ended December 31, 2016 and January 2, 2016, respectively, and $350,000 from general and administrative expenses to other income for the year ended December 31, 2016, to conform to the current year presentation.

In January 2017, the FASB issued ASU No. 2017-04 Intangibles - Goodwill and Other (Topic 350), which simplifies the test for goodwill impairment. The ASU eliminates the two step goodwill impairment test and replaces it with a single step test.  The single step test compares the carrying amount of a reporting unit to its fair value; if the carrying amount is greater than the fair value the difference is the amount of the goodwill impairment. Step zero is left unchanged. Therefore, entities that wish do a qualitative assessment are still permitted to do so. The ASU is effective for Securities and Exchange Commission (“SEC”) filers for fiscal years beginning after December 15, 2020. The Company early adopted this ASU as of the beginning of fiscal year 2017, which adoption did not have a material impact on our consolidated financial statements.

In March 2016, the FASB issued a new accounting standard with targeted amendments to the accounting for employee share-based payments. ASU No. 2016-09, Improvements to Employee Share-Based Payment Accounting, requires that the income tax effect of share-based awards be recognized in the income statement and allows entities to elect an accounting method to recognize forfeitures as they occur or to estimate forfeitures, as is currently required. The ASU is effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. However, the Company early adopted this ASU as of the beginning of fiscal year 2016 and made an election to recognize forfeitures as they occur. The ASU adoption was applied using a modified retrospective method by means of a $1.7 million cumulative-effect adjustment to accumulated earnings as of the beginning of the fiscal year.

(2) Acquisitions

The Company has completed numerous acquisitions since its formation, which have been financed through a combination of debt and equity funding. The operations of each acquisition have been included in the Company’s consolidated results of operations since the respective closing dates of the acquisitions. The Company measures all assets acquired and liabilities assumed at their acquisition-date fair value. The following table summarizes the Company’s acquisitions by region and year:

	2017	2016	2015
West	6	3	3
East	8	5	—
Cement	—	1	1

The purchase price allocation for the 2017 acquisitions has not yet been finalized due to the recent timing of the acquisitions and status of the valuation of property, plant and equipment. The table below summarizes aggregated information regarding the fair values of the assets acquired and liabilities assumed as of the respective acquisition dates.

Information related to the 2017 acquisitions is shown on an aggregated basis as the acquisitions were not material individually, or collectively.

	2017	2016
Financial assets (1)	$31,615	$22,204
Inventories	8,300	17,215
Property, plant and equipment	160,975	180,321
Intangible assets	161	5,531
Other assets	4,200	6,757
Financial liabilities (1)	(15,501)	(20,248)
Other long-term liabilities	(17,610)	(36,074)
Net assets acquired	172,140	175,706
Goodwill	247,536	176,319
Purchase price	419,676	352,025
Acquisition-related liabilities	(43,452)	(17,034)
Other	(1,294)	1,967
Net cash paid for acquisitions	$374,930	$336,958

(1)	In the first quarter of 2017, we reclassified $1.2 million of accounts payable overdrafts from financial assets to financial liabilities for the year ended December 31, 2016.

Acquisition-Related Liabilities—A number of acquisition-related liabilities have been recorded subject to terms in the relevant purchase agreements, including deferred consideration and noncompete payments. Noncompete payments have been accrued where certain former owners of newly acquired companies have entered into standard noncompete arrangements. Subject to terms and conditions stated in these noncompete agreements, payments are generally made over a five-year period. Deferred consideration is purchase price consideration paid in the future as agreed to in the purchase agreement and is not contingent on future events. Deferred consideration is generally scheduled to be paid in years ranging from five to 20 years in annual installments. The remaining payments due under these noncompete and deferred consideration agreements are as follows:

2018	$11,260
2019	6,687
2020	5,473
2021	5,458
2022	1,803
Thereafter	6,763
Total scheduled payments	37,444
Present value adjustments	(8,513)
Total noncompete obligations and deferred consideration	$28,931

Accretion on the deferred consideration and noncompete obligations is recorded in interest expense.

(3) Goodwill

As of December 30, 2017, the Company had 12 reporting units with goodwill for which the annual goodwill impairment test was completed. We perform the annual impairment test on the first day of the fourth quarter each year. We initially perform a qualitative analysis. As a result of this analysis, it was determined that it is more likely than not that the fair value of five reporting units were greater than its carrying value. For the remaining reporting units we perform a two-step quantitative analysis. Step 1 of that analysis compares the estimated the fair value of the reporting units using an income approach (i.e., a discounted cash flow technique) and a market approach to the carrying value of the reporting unit. If the estimated fair value exceeds its carrying value, the goodwill of the reporting unit is not considered impaired. If the carrying value of the reporting unit exceeds its fair value, we proceed to the second step to measure the amount of potential impairment loss. Based on this analysis, it was determined that the reporting units’ fair values were greater than their carrying values and no impairment charges were recognized in 2017. The accumulated impairment charges recognized in periods prior to 2015 totaled $68.2 million.

These estimates of a reporting unit’s fair value involve significant management estimates and assumptions, including but not limited to sales prices of similar assets, assumptions related to future profitability, cash flows, and discount rates. These estimates are based upon historical trends, management’s knowledge and experience and overall economic factors, including projections of future earnings potential. Developing discounted future cash flow estimates in applying the income approach required management to evaluate its intermediate to longer-term strategies, including, but not limited to, estimates about revenue growth, operating margins, capital requirements, inflation and working capital management. The development of appropriate rates to discount the estimated future cash flows required the selection of risk premiums, which can materially affect the present value of estimated future cash flows.

The following table presents goodwill by reportable segments and in total:

	West	East	Cement	Total
Balance, January 2, 2016	$303,926	$98,308	$194,163	$596,397
Acquisitions	29,006	145,109	10,375	184,490
Foreign currency translation adjustments	1,325	—	—	1,325
Balance, December 31, 2016	$334,257	$243,417	$204,538	$782,212
Acquisitions (1)	188,883	61,957	118	250,958
Foreign currency translation adjustments	4,150	—	—	4,150
Balance, December 30, 2017	$527,290	$305,374	$204,656	$1,037,320

(1)	Reflects goodwill from 2017 acquisitions and working capital adjustments from prior year acquisitions.

(4) Revenue Recognition

Revenue for product sales are recognized when evidence of an arrangement exists, the fee is fixed or determinable, title passes, which is generally when the product is shipped, and collection is reasonably assured. Product revenue includes sales of aggregates, cement and other materials to customers, net of discounts, allowances or taxes, as applicable.

Revenue from construction contracts are included in service revenue and are recognized under the percentage-of-completion accounting method. The percent complete is measured by the cost incurred to date compared to the estimated total cost of each project. This method is used as management considers expended cost to be the best available measure of progress on these contracts, the majority of which are completed within one year, but may occasionally extend beyond one year. Inherent uncertainties in estimating costs make it at least reasonably possible that the estimates used will change within the near term and over the life of the contracts.

Contract costs include all direct material and labor costs and those indirect costs related to contract performance and completion. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are estimable. General and administrative costs are charged to expense as incurred.

Changes in job performance, job conditions and estimated profitability, including those arising from contract penalty provisions and final contract settlements, may result in revisions to costs and income. Such revisions are recognized in the period in which they are determined. An amount equal to contract costs incurred that are attributable to claims is included in revenue when realization is probable and the amount can be reliably estimated.

Costs and estimated earnings in excess of billings are composed principally of revenue recognized on contracts (on the percentage-of-completion method) for which billings had not been presented to customers because the amount were not billable under the contract terms at the balance sheet date. In accordance with the contract terms, the unbilled receivables at the balance sheet date will be billed in the subsequent year. Billings in excess of costs and estimated earnings represent billings in excess of revenue recognized.

Revenue from the receipt of waste fuels is classified as service revenue and is based on fees charged for the waste disposal, which is recognized when the waste is accepted.

Accounts receivable, net consisted of the following as of December 30, 2017 and December 31, 2016:

	2017	2016
Trade accounts receivable	$187,528	$152,845
Retention receivables	14,973	12,117
Receivables from related parties	468	721
Accounts receivable	202,969	165,683
Less: Allowance for doubtful accounts	(4,639)	(3,306)
Accounts receivable, net	$198,330	$162,377

Retention receivables are amounts earned by the Company but held by customers until paving and related service contracts and projects are near completion or fully completed. Amounts are generally billed and collected within one year.

(5) Inventories

Inventories consisted of the following as of December 30, 2017 and December 31, 2016:

	2017	2016
Aggregate stockpiles	$126,791	$103,073
Finished goods	34,667	35,071
Work in process	7,729	6,440
Raw materials	15,252	13,095
Total	$184,439	$157,679

(6) Property, Plant and Equipment, net and Intangibles, net

Property, plant and equipment, net consisted of the following as of December 30, 2017 and December 31, 2016:

	2017	2016
Land (mineral bearing) and asset retirement costs	$274,083	$227,558
Land (non-mineral bearing)	168,501	146,099
Buildings and improvements	170,615	160,638
Plants, machinery and equipment	1,068,007	965,522
Mobile equipment and barges	391,256	307,885
Truck and auto fleet	47,270	32,236
Landfill airspace and improvements	49,480	48,513
Office equipment	33,314	26,096
Construction in progress	44,739	16,459
Property, plant and equipment	2,247,265	1,931,006
Less accumulated depreciation, depletion and amortization	(631,841)	(484,554)
Property, plant and equipment, net	$1,615,424	$1,446,452

Depreciation on property, plant and equipment, including assets subject to capital leases, is generally computed on a straight-line basis. Depletion of mineral reserves is computed based on the portion of the reserves used during the period compared to the gross estimated value of proven and probable reserves, which is updated periodically as circumstances dictate. Leasehold improvements are amortized on a straight-line basis over the lesser of the asset’s useful life or the remaining lease term. The estimated useful lives are generally as follows:

Buildings and improvements	10 - 30	years
Plant, machinery and equipment	15 - 20	years
Office equipment	3 - 7	years
Truck and auto fleet	5 - 8	years
Mobile equipment and barges	6 - 8	years
Landfill airspace and improvements	10 - 30	years
Other	4 - 20	years

Depreciation, depletion and amortization expense of property, plant and equipment was $174.4 million, $144.2 million and $111.6 million in the years ended December 30, 2017, December 31, 2016 and January 2, 2016, respectively.

Property, plant and equipment at December 30, 2017 and December 31, 2016 included $51.2 million and $49.8 million, respectively, of capital leases for certain equipment and a building with accumulated amortization of $18.5 million and $10.6 million, respectively. The equipment leases generally have terms of less than five years and the building lease had an original term of 30 years. Approximately $19.3 million and $11.8 million of the future obligations associated with the capital leases are included in accrued expenses as of December 30, 2017 and December 31, 2016, respectively, and the present value of the remaining capital lease payments, $16.4 million and $27.5 million, respectively, is included in other noncurrent liabilities on the consolidated balance sheets. Future minimum rental commitments under long-term capital leases are $20.5 million, $7.6 million, $5.9 million, $1.4 million, and $0.6 million for the years ended 2018, 2019, 2020, 2021 and 2022, respectively.

Assets are assessed for impairment charges when identified for disposition. Projected losses from disposition are recognized in the period in which they become estimable, which may be in advance of the actual disposition. The net gain from asset dispositions recognized in general and administrative expenses in fiscal years 2017, 2016 and 2015 was $7.5 million, $6.8 million and $23.5 million, respectively. No material impairment charges have been recognized on assets held for use in fiscal 2017, 2016 or 2015. The losses are commonly a result of the cash flows expected from selling the asset being less than the expected cash flows that could be generated from holding the asset for use.

Intangible Assets—The Company’s intangible assets are primarily composed of lease agreements and reserve rights. The assets related to lease agreements reflect the submarket royalty rates paid under agreements, primarily, for extracting aggregates. The values were determined as of the respective acquisition dates by a comparison of market-royalty rates to contract-royalty rates. The reserve rights relate to aggregate reserves to which the Company has the rights of ownership, but do not own the reserves. The intangible assets are amortized on a straight-line basis over the lives of the leases. The following table shows intangible assets by type and in total:

	December 30, 2017			December 31, 2016
	Gross		Net	Gross		Net
	Carrying	Accumulated	Carrying	Carrying	Accumulated	Carrying
	Amount	Amortization	Amount	Amount	Amortization	Amount
Leases	$15,888	$(4,178)	$11,710	$15,888	$(3,382)	$12,506
Reserve rights	6,234	(1,625)	4,609	8,706	(3,710)	4,996
Trade names	1,000	(758)	242	1,000	(658)	342
Other	409	(137)	272	249	(104)	145
Total intangible assets	$23,531	$(6,698)	$16,833	$25,843	$(7,854)	$17,989

Amortization expense in fiscal 2017, 2016 and 2015 was $1.3 million, $2.6 million and $2.2 million, respectively. The estimated amortization expense for intangible assets for each of the next five years and thereafter is as follows:

2018	$1,281
2019	1,268
2020	1,185
2021	1,142
2022	1,113
Thereafter	10,844
Total	$16,833

(7) Accrued Expenses

Accrued expenses consisted of the following as of December 30, 2017 and December 31, 2016:

	2017	2016
Interest	$24,095	$22,991
Payroll and benefits	33,915	30,546
Capital lease obligations	19,276	11,766
Insurance	11,455	11,966
Non-income taxes	7,467	5,491
Professional fees	1,717	2,459
Other (1)	18,349	25,254
Total	$116,274	$110,473

(1)	Consists primarily of subcontractor and working capital settlement accruals and deferred revenue.

(8) Debt

Debt consisted of the following as of December 30, 2017 and December 31, 2016:

	2017	2016
Term Loan, due 2024:
$635.4 million and $640.3 million, net of $1.6 million and $2.6 million discount at December 30, 2017 and December 31, 2016, respectively	$633,805	$637,658
8 1⁄2% Senior Notes, due 2022	250,000	250,000
6 1⁄8% Senior Notes, due 2023:
$650.0 million, net of $1.4 million and $1.6 million discount at December 30, 2017 and December 31, 2016, respectively	648,650	648,407
5 1⁄8% Senior Notes, due 2025	300,000	—
Total	1,832,455	1,536,065
Current portion of long-term debt	4,765	6,500
Long-term debt	$1,827,690	$1,529,565

The contractual payments of long-term debt, including current maturities, for the five years subsequent to December 30, 2017, are as follows:

2018	$4,765
2019	6,354
2020	7,942
2021	6,354
2022	256,354
Thereafter	1,553,606
Total	1,835,375
Less: Original issue net discount	(2,920)
Less: Capitalized loan costs	(16,857)
Total debt	$1,815,598

Senior Notes— On June 1, 2017, Summit LLC and Summit Materials Finance Corp., an indirect wholly-owned subsidiary of Summit LLC ("Finance Corp." and with Summit LLC, the “Issuers”) issued $300.0 million of 5 1⁄8% senior notes due June 1, 2025 (the “2025 Notes”). The 2025 Notes were issued at 100.0% of their par value with proceeds of $295.4 million, net of related fees and expenses. The 2025 Notes were issued under an indenture dated June 1, 2017 (as amended and supplemented, the “2017 Indenture”). The 2017 Indenture contains covenants limiting, among other things, Summit LLC and its restricted subsidiaries’ ability to incur additional indebtedness or issue certain preferred shares, pay dividends, redeem stock or make other distributions, make certain investments, sell or transfer certain assets, create liens, consolidate, merge, sell or otherwise dispose of all or substantially all of its assets, enter inter certain transactions with affiliates, and designate subsidiaries as unrestricted subsidiaries. The 2017 Indenture also contains customary events of default. Interest on the 2025 Notes is payable semi-annually on June 1 and December 1 of each year commencing on December 1, 2017.

In 2016, the Issuers issued $250.0 million of 8.500% senior notes due April 15, 2022 (the “2022 Notes”).  The 2022 Notes were issued at 100.0% of their par value with proceeds of $246.3 million, net of related fees and expenses. The proceeds from the sale of the 2022 Notes were used to fund the acquisition of Boxley Materials Company, replenish cash used for the acquisition of American Materials Company and pay expenses incurred in connection with these acquisitions. The 2022 Notes were issued under an indenture dated March 8, 2016, the terms of which are generally consistent with the 2017 Indenture. Interest on the 2022 Notes is payable semi-annually in arrears on April 15 and October 15 of each year.

In 2015, the Issuers issued $650.0 million of 6.125% senior notes due July 2023 (the “2023 Notes” and collectively with the 2022 Notes and the 2025 Notes, the “Senior Notes”). Of the aggregate $650.0 million of 2023 Notes, $350.0 million were issued at par and $300.0 million were issued at 99.375% of par. The 2023 Notes were issued under an indenture dated July 8, 2015, the terms of which are generally consistent with the 2017 Indenture. Interest on the 2023 Notes is payable semi-annually in arrears on January 15 and July 15 of each year.

In April, August and November 2015, $288.2 million, $183.0 million and $153.8 million, respectively, in aggregate principal amount of the then outstanding 10 1/2% senior notes due January 31, 2020 (the “2020 Notes”) were redeemed at a price equal to par plus an applicable premium and the indenture under which the 2020 Notes were issued was satisfied and discharged. As a result of the redemptions, net charges of $56.5 million were recognized for the year ended January 2, 2016. The fees included $66.6 million for the applicable prepayment premium and $11.9 million for the write-off of deferred financing fees, partially offset by $22.0 million of net benefit from the write-off of the original issuance net premium.

As of December 30, 2017 and December 31, 2016, the Company was in compliance with all financial covenants under the applicable indentures.

Senior Secured Credit Facilities— Summit LLC has credit facilities that provide for term loans in an aggregate amount of $650.0 million and revolving credit commitments in an aggregate amount of $235.0 million (the “Senior Secured Credit Facilities”). Under the Senior Secured Credit Facilities, required principal repayments of 0.25% of the refinanced aggregate amount of term debt are due on the last business day of each March, June, September and December, commencing with the March 2018 payment. The unpaid principal balance is due in full on the maturity date, which is November 21, 2024.

On January 19, 2017, Summit LLC entered into Amendment No. 1 (“Amendment No. 1”) to the credit agreement governing the Senior Secured Credit Facilities (the “Credit Agreement”), which, among other things, reduced the applicable margin in respect of then outstanding $640.3 million principal amount of term loans thereunder. All other material terms and provisions remain substantially identical to the terms and provisions in place immediately prior to the effectiveness of Amendment No. 1. On November 21, 2017, Summit LLC entered into Amendment No. 2 to the Credit Agreement, which, among other things, extended the maturity date from 2022 to 2024 and reduced the applicable margin in respect of the $635.4 million outstanding principal amount of term loans thereunder.

The revolving credit facility bears interest per annum equal to, at Summit LLC’s option, either (i) a base rate determined by reference to the highest of (a) the federal funds rate plus 0.50%, (b) the prime rate of Bank of America, N.A. and (c) LIBOR plus 1.00%, plus an applicable margin of 2.25% for base rate loans or (ii) a LIBOR rate determined by reference to Reuters prior to the interest period relevant to such borrowing adjusted for certain additional costs plus an applicable margin of 3.25% for LIBOR rate loans.

There were no outstanding borrowings under the revolving credit facility as of December 30, 2017 or December 31, 2016. As of December 30, 2017, we had remaining borrowing capacity of $218.9 million under the revolving credit facility, which is net of $16.1 million of outstanding letters of credit. The outstanding letters of credit are renewed annually and support required bonding on construction projects and the Company’s insurance liabilities.

Summit LLC’s Consolidated First Lien Net Leverage Ratio, as such term is defined in the Credit Agreement, should be no greater than 4.75:1.0 as of each quarter-end. As of December 30, 2017 and December 31, 2016, Summit LLC was in compliance with all financial covenants under the Credit Agreement.

Summit LLC’s wholly-owned domestic subsidiary companies, subject to certain exclusions and exceptions, are named as subsidiary guarantors of the Senior Notes and the Senior Secured Credit Facilities. In addition, Summit LLC has pledged substantially all of its assets as collateral, subject to certain exclusions and exceptions, for the Senior Secured Credit Facilities.

The following table presents the activity for the deferred financing fees for the years ended December 30, 2017 and December 31, 2016:

Deferred financing fees
Balance—January 2, 2016	$15,892
Loan origination fees	5,801
Amortization	(3,403)
Balance—December 31, 2016	$18,290
Loan origination fees	6,416
Amortization	(3,990)
Write off of deferred financing fees	(1,683)
Balance—December 30, 2017	$19,033

Other—On January 15, 2015, the Company’s wholly-owned subsidiary in British Columbia, Canada entered into an agreement with HSBC for a (i) $6.0 million Canadian dollar (“CAD”) revolving credit commitment to be used for operating activities that bears interest per annum equal to the bank’s prime rate plus 0.20%, (ii) $0.5 million CAD revolving credit commitment to be used for capital equipment that bears interest per annum at the bank’s prime rate plus 0.90% and (iii) $0.4 million CAD revolving credit commitment to provide guarantees on behalf of that subsidiary. There were no amounts outstanding under this agreement as of December 30, 2017 or December 31, 2016.

(9) Income Taxes

Summit LLC is a limited liability company and passes its tax attributes for federal and state tax purposes to its member and is generally not subject to federal or state income tax. However, certain subsidiaries, or subsidiary groups, file federal, state, and Canadian income tax returns due to their status as C corporations or laws within that jurisdiction. The provision for income taxes is primarily composed of federal, state and local income taxes for the subsidiary entities that have C corporation status.

As of December 30, 2017 and December 31, 2016, the Company has not recognized any liabilities for uncertain tax positions. The Company records interest and penalties as a component of the income tax provision. No material interest or penalties were recognized in income tax expense during the years ended December 30, 2017 and December 31, 2016.

For the years ended December 30, 2017, December 31, 2016 and January 2, 2016, income taxes consisted of the following:

	2017	2016	2015
Provision for income taxes:
Current	$2,762	$2,835	$1,605
Deferred	(23,107)	(8,134)	(19,868)
Income tax benefit	$(20,345)	$(5,299)	$(18,263)

The effective tax rate on pre-tax income differs from the U.S. statutory rate of 35% due to the following:

	2017	2016	2015
Income tax expense (benefit) at federal statutory tax rate	$39,797	$19,882	$(6,412)
Less: Income tax benefit at federal statutory tax rate for LLC entities	(36,171)	(21,042)	(9,908)
State and local income taxes	1,751	1,279	(2,389)
Permanent differences	(630)	(1,726)	2,147
Effective tax rate change	(24,243)	(1,432)	10
Valuation allowance	—	148	—
Other	(849)	(2,408)	(1,711)
Income tax benefit	$(20,345)	$(5,299)	$(18,263)

The following table summarizes the components of the net deferred income tax liability as December 30, 2017 and December 31, 2016:

	2017	2016
Deferred tax (liabilities) assets:
Accelerated depreciation	$(47,920)	$(58,094)
Net operating loss	20,671	24,884
Investment in limited partnership	(10,800)	(12,899)
Net intangible assets	(1,256)	(999)
Mining reclamation reserve	488	582
Working capital (e.g., accrued compensation, prepaid assets)	1,267	1,386
Net deferred tax liabilities	(37,550)	(45,140)
Less valuation allowance	(1,675)	(2,677)
Net deferred tax liability	$(39,225)	$(47,817)

The net deferred income tax liability as of December 30, 2017 and December 31, 2016, are included in other noncurrent liabilities on the consolidated balance sheets. As of December 30, 2017, Summit LLC had federal net operating loss carryforwards of $79.6 million, which expire between 2030 and 2036. Summit LLC has alternative minimum tax credits of $0.2 million as of December 30, 2017, which do not expire.

Valuation Allowance—The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible (including the effect of available carryback and carryforward periods) and tax-planning strategies. The deferred income tax asset related to net operating losses resides with two separate tax paying subsidiaries (or subsidiary groups) of Summit LLC. These tax payers have historically generated taxable income and forecast to continue generating taxable income; however, the use of a portion of the net operating may be limited. Therefore, a $1.7 million and $2.7 million, respectively, valuation allowance has been recorded on a portion of the total net operating loss carryforwards as of December 30, 2017 and December 31, 2016, respectively. At December 30, 2017, the Company had net operating loss carryforwards for federal and state income tax purposes of $84.6 million and $63.7 million, respectively, which are available to offset future federal and state taxable income, if any, through 2036.

Tax years from 2013 to 2017 remain open and subject to audit by federal, Canadian, and state tax authorities. No income tax expense or benefit was recognized in other comprehensive loss in 2017, 2016 or 2015.

Tax Distributions  – The holders of Summit Holdings’ LP Units, including Summit Inc., incur U.S. federal, state and local income taxes on their share of any taxable income of Summit Holdings. The limited partnership agreement of Summit Holdings provides for pro rata cash distributions (“tax distributions”) to the holders of the LP Units in an amount generally calculated to provide each holder of LP Units with sufficient cash to cover its tax liability in respect of the LP Units. In general, these tax distributions are computed based on Summit Holdings’ estimated taxable income allocated to each holder of LP Units multiplied by an assumed tax rate equal to the highest effective marginal combined U.S. federal, state and local income tax rate applicable to an individual or corporate resident in New York, New York (or a corporate resident in certain circumstances). In the years ended December 30, 2017 and December 31, 2016, Summit LLC paid distributions to Summit Holdings totaling $49.2 million and $39.7 million, respectively, of which $1.7 million and $13.0 million, respectively, was distributed to Summit Holdings’ partners, other than Summit Inc., and $47.5 million and $26.7 million, respectively, was paid to Summit Inc.

(10) Members’ Interest

Summit Inc.’s Equity Offerings— Summit Inc. commenced operations on March 11, 2015 upon the pricing of the IPO of its Class A common stock. Summit Inc. raised $433.0 million, net of underwriting discounts, through the issuance of 25,555,555 shares of Class A common stock at a public offering price of $18.00 per share. Summit Inc. used the offering proceeds to purchase a number of newly-issued LP Units from Summit Holdings equal to the number of shares of Class A common stock issued to the public. Summit Inc. caused Summit Holdings to use these proceeds: (i) to redeem $288.2 million in aggregate principal amount of outstanding 10 1/2% 2020 Notes; (ii) to purchase 71,428,571 Class B Units of Continental Cement; (iii) to pay a one-time termination fee of $13.8 million in connection with the termination of a transaction and management fee agreement with Blackstone Capital Partners V L.P.; and (iv) for general corporate purposes. The $288.2 million redemption of 2020 Notes was completed at a redemption price equal to par plus an applicable premium of $38.2 million plus $5.2 million of accrued and unpaid interest.

On August 11, 2015, Summit Inc. raised $555.8 million, net of underwriting discounts, through the issuance of 22,425,000 shares of Class A common stock at a public offering price of $25.75 per share ("the August 2015 follow-on offering"). Summit Inc. used these proceeds to purchase 3,750,000 newly-issued LP Units from Summit Holdings and 18,675,000 LP Units from certain pre-IPO owners, at a purchase price per LP Unit equal to the public offering price per share of Class A common stock, less underwriting discounts and commissions. Summit Holdings used the proceeds from the 3,750,000 newly-issued LP Units to pay the deferred purchase price of $80.0 million related to the July 17, 2015 acquisition of a cement plant and quarry in Davenport, Iowa, and seven cement terminals along the Mississippi River and for general corporate purposes.

On January 10, 2017, Summit Inc. raised $237.6 million, net of underwriting discounts, through the issuance of 10,000,000 shares of Class A common stock at a public offering price of $24.05 per share. Summit Inc. used these proceeds to purchase an equal number of LP Units.

Redeemable Noncontrolling Interest—On March 17, 2015, upon the consummation of the IPO and the transactions contemplated by a contribution and purchase agreement entered into with the holders of all of the outstanding Class B Units of Continental Cement, Continental Cement became a wholly-owned indirect subsidiary of Summit Inc. The noncontrolling interests of Continental Cement were acquired for aggregate consideration of $64.1 million, consisting of $35.0 million of cash, 1,029,183 shares of Summit Inc.’s Class A common stock and $15.0 million aggregate principal amount of non-interest bearing notes payable in six annual installments of $2.5 million, beginning on March 17, 2016.

Prior to the March 17, 2015 purchase of the noncontrolling interest, the Company owned 100 Class A Units of Continental Cement, which represented an approximately 70% economic interest and had a preference in liquidation to the Class B Units. Continental Cement issued 100,000,000 Class B Units in May 2010, which remained outstanding until March 17, 2015 and represented an approximately 30% economic interest.

Accumulated other comprehensive income (loss) - The changes in each component of accumulated other comprehensive income (loss) consisted of the following:

				Accumulated
		Foreign currency		other
	Change in	translation	Cash flow hedge	comprehensive
	retirement plans	adjustments	adjustments	income (loss)
Balance — January 2, 2016	$(7,607)	$(19,915)	$(944)	$(28,466)
Postretirement liability adjustment	426	—	—	426
Foreign currency translation adjustment	—	2,125	—	2,125
Loss on cash flow hedges	—	—	(1,529)	(1,529)
Balance — December 31, 2016	$(7,181)	$(17,790)	$(2,473)	$(27,444)
Postretirement curtailment adjustment	429	—	—	429
Postretirement liability adjustment	699	—	—	699
Foreign currency translation adjustment	—	7,768	—	7,768
Income on cash flow hedges	—	—	1,413	1,413
Balance — December 30, 2017	$(6,053)	$(10,022)	$(1,060)	$(17,135)

(11) Supplemental Cash Flow Information

Supplemental cash flow information for the years ended December 30, 2017, December 31, 2016 and January 2, 2016 was as follows:

	2017	2016	2015
Cash payments:
Interest	$96,320	$82,540	$89,102
Income taxes	1,711	2,645	1,685
Non cash financing activities:
Purchase of noncontrolling interest	$(716)	$—	$(64,102)

(12) Stock-Based Compensation

Prior to the IPO and related Reorganization, the capital structure of Summit Holdings consisted of six different classes of limited partnership units, each of which was subject to unique distribution rights. In connection with the IPO and the related Reorganization, the limited partnership agreement of Summit Holdings was amended and restated to, among other things, modify its capital structure by creating LP Units (“the Reclassification”).  Immediately after the Reclassification, 69.0 million LP Units were outstanding, of which 575,256 time vesting interests had not yet vested, and 2.4 million of performance vesting interests had not yet vested. As of December 30, 2017, approximately 40,000 of the time-vesting units remained outstanding and unvested.

Further in 2015, warrants to purchase 160,333 shares of Class A common stock were issued to holders of Class C interests, and options to purchase 4.4 million shares of Class A common stock were issued to holders of Class D interests as leverage restoration options. The exercise price of the warrants and the leverage restoration options is $18.00 per share. In connection with the Reclassification of the equity-based awards, we recognized $14.5 million modification charge in general and administrative expenses in the year ended January 2, 2016.

The leverage restoration options were granted under the Summit Materials, Inc. 2015 Omnibus Incentive Plan (the “Plan”), and would vest when both the applicable return multiple is achieved and a four year time-vesting condition is satisfied. Subsequently, in August 2016, the Board of Directors determined that it was in the best interest of the Company to waive the 3.0 times threshold on the remaining unvested performance-based LP Units and leverage restoration options. This waiver was accounted for as a modification of both interests. The fair value of the LP Units was based on the closing stock price of Summit Inc.’s shares of class A common stock on the modification date and the fair value of the leverage restoration options was determined using the Black-Scholes, Merton model. The Company recognized $37.7 million in general and administrative expenses in the year ended December 31, 2016 related to the vesting of these performance-based awards. In addition, as of December 30, 2017, we have $2.3 million of unamortized deferred compensation related to the LP Units and unvested leverage restoration options, which will be amortized through March 2019.

In connection with the IPO, we granted 240,000 options to purchase Class A common stock under the Plan to certain employees. These options vest subject to continuous employment over a four year service period, and are exercisable at $18.00 per share.

Omnibus Incentive Plan

In 2015, our Board of Directors and stockholders adopted a long-term incentive plan in connection with our IPO under the Plan, which allows for grants of equity-based awards in the form of stock options, stock appreciation rights, restricted stock and restricted stock units, performance units, and other stock-based awards. The Plan authorizes the issuance of up to 13,500,000 shares of Class A common stock in the form of restricted stock units and stock options, of which 8.6 million shares were available for future grants as of December 30, 2017.

Restricted Stock

Restricted Stock with Service-Based Vesting—Under the Plan, the Compensation Committee of the Board of Directors (“the Compensation Committee”) has granted restricted stock to members of the Board of Directors, executive officers and other key employees. These awards contain service conditions associated with continued employment or service. The terms of the restricted stock provide voting and regular dividend rights to holders of the awards. Upon vesting, the restrictions on the restricted stock lapse and the shares are considered issued and outstanding for accounting purposes.

In 2017 and 2016, the Compensation Committee granted restricted stock to executives and key employees under the Plan as part of our annual equity award program, which vest over a three year period, subject to continued employment or service. From time to time, the Compensation Committee grants restricted stock to newly hired or promoted employees or other employees or consultants who have achieved extraordinary personal performance objectives.

In 2017 and 2016, the Compensation Committee granted 34,928 and 28,140 shares, respectively, to non-employee members of the Board of Directors for their annual service as directors. These restricted stock grants vest over a one year period.

In measuring compensation expense associated with the grant of restricted stock, we use the fair value of the award, determined as the closing stock price for our common stock on the date of grant. Compensation expense is recorded monthly over the vesting period of the award.

Restricted stock with Service- and Market-Condition-Based Vesting—in 2017 and 2016, the Compensation Committee granted restricted stock to certain members of our executive team as part of their annual compensation package. The restricted stock vest at the end of a three year performance period, based on our total stock return (“TSR”) ranking relative to companies in the S&P Building & Construction Select Industry Index, subject to continued employment.

In measuring compensation expense associated with these grants, we use the fair value of the award at the date of grant, determined using a Monte Carlo simulation model.  Compensation expense is recorded monthly over the vesting period of the awards. The following table summarizes information for the equity awards granted in 2017:

	Options		Restricted Stock Units		Performance Stock Units		Warrants
		Weighted		Weighted		Weighted		Weighted
		average grant-	Number of	average grant-	Number of	average grant-	Number of	average grant-
	Number of	date fair value	restricted	date fair value	performance	date fair value	performance	date fair value
	options	per unit	stock units	per unit	stock units	per unit	stock units	per unit
Beginning balance—December 31, 2016	4,990,443	$8.95	352,602	$17.77	130,691	$18.71	160,333	$18.00
Granted	377,630	12.13	307,905	24.01	85,530	31.58	—	—
Forfeited	(11,339)	10.91	(6,109)	20.37	(4,766)	18.71	—	—
Exercised	(1,203,121)	8.90	—	—	—	—	(57,555)	18.00
Vested	—	—	(145,812)	17.68	—	—	—	—
Balance—December 30, 2017	4,153,613	$9.13	508,586	$20.14	211,455	$23.69	102,778	$18.00

The fair value of the time-vesting options granted in 2017, 2016 and 2015 was estimated as of the grant date using the Black-Scholes-Merton model, which requires the input of subjective assumptions, including the expected volatility and the expected term. The fair value of the performance stock units granted in 2017 and 2016 was estimated as of the grant date using Monte Carlo simulations, which requires the input of subjective assumptions, including the expected volatility and the expected term. The following table presents the weighted average assumptions used to estimate the fair value of grants in 2017, 2016 and 2015:

	Options			Performance Stock Units
	2017	2016	2015	2017	2016
Risk-free interest rate	2.06% - 2.31%	1.75% - 1.97%	1.68% - 1.92%	1.45%	0.88%
Dividend yield	None	None	None	None	None
Volatility	47%	48%	50%	39%	37%
Expected term	7 Years	10 Years	7 - 10 years	3 Years	3 Years

The risk-free rate is based on the yield at the date of grant of a U.S. Treasury security with a maturity period approximating the expected term. As Summit Holdings has not historically and does not plan to issue regular dividends, a dividend yield of zero was used. The volatility assumption is based on reported data of a peer group of publically traded companies for which historical information was available adjusted for the Company’s capital structure. The expected term is based on expectations about future exercises and represents the period of time that the units granted are expected to be outstanding.

Compensation expense for time-vesting interests granted is based on the grant date fair value. The Company recognizes compensation costs on a straight-line basis over the service period, which is generally the vesting period of the award. Forfeitures are recognized as they occur. Share-based compensation expense, which is recognized in general and administrative expenses, totaled $21.1 million, $49.9 million and $19.9 million in the years ended December 30, 2017, December 31, 2016 and January 2, 2016, respectively. As of December 30, 2017, unrecognized compensation cost totaled $23.7 million. The weighted average remaining contractual term over which the unrecognized compensation cost is to be recognized is 1.6 years as of year-end 2017.

As of December 30, 2017, the intrinsic value of outstanding options, restricted stock units and performance stock units was $53.9 million, $16.0 million and $6.6 million, respectively, and the remaining contractual term was 7.5 years, 8.8 years and 8.6 years, respectively. The weighted average strike price of stock options outstanding as of December 30, 2017 was $18.46 per share. The intrinsic value of 1.2 million exercisable stock options as of December 30, 2017 was $16.8 million with a weighted average strike price of $17.92 and a weighted average remaining vesting period of 7.3 years.

(13) Employee Benefit Plans

Defined Contribution Plan—The Company sponsors employee 401(k) savings plans for its employees, including certain union employees. The plans provide for various required and discretionary Company matches of employees’ eligible compensation contributed to the plans. The expense for the defined contribution plans was $9.3 million, $8.6 million and $7.1 million for the years ended December 30, 2017, December 31, 2016 and January 2, 2016, respectively.

Defined Benefit and Other Postretirement Benefits Plans—The Company’s subsidiary, Continental Cement, sponsors two noncontributory defined benefit pension plans for hourly and salaried employees. The salaried plan is closed to new participants and benefits are frozen. The hourly plan is also frozen except that new hourly participants from the Davenport, Iowa location accrue new benefits in the hourly plan. As a result of the collective bargaining unit negotiations in 2017, the hourly defined benefit pension plan was amended to stop future benefit accruals for the Davenport employees effective December 31, 2017. Pension benefits for eligible hourly employees are based on a monthly pension factor for each year of credited service. Pension benefits for eligible salaried employees are generally based on years of service and average eligible compensation.

Continental Cement also sponsors two unfunded healthcare and life insurance benefits plans for certain eligible retired employees. Effective January 1, 2014, the plan covering employees of the Hannibal, Missouri location was amended to eliminate all future retiree health and life coverage for current employees. During 2015, Continental Cement adopted one new unfunded healthcare plan to provide benefits prior to Medicare eligibility for certain hourly employees of the Davenport, Iowa location.

The funded status of the pension and other postretirement benefit plans is recognized in the consolidated balance sheets as the difference between the fair value of plan assets and the benefit obligations. For defined benefit pension plans, the benefit obligation is the projected benefit obligation (“PBO”) and for the healthcare and life insurance benefits plans, the benefit obligation is the accumulated postretirement benefit obligation (“APBO”). The PBO represents the actuarial present value of benefits expected to be paid upon retirement based on estimated future compensation levels. However, since the plans’ participants are not subject to future compensation increases, the plans’ PBO equals the accumulated benefit obligation (“ABO”). The APBO represents the actuarial present value of postretirement benefits attributed to employee services already rendered. The fair value of plan assets represents the current market value of assets held by an irrevocable trust fund for the sole benefit of participants. The measurement of the benefit obligations are based on the Company’s estimates and actuarial valuations. These valuations reflect the terms of the plan and use participant-specific information, such as compensation, age and years of service, as well as certain assumptions that require significant judgment, including estimates of discount rates, expected return on plan assets, rate of compensation increases, interest-crediting rates and mortality rates.

The Company uses December 31 as the measurement date for its defined benefit pension and other postretirement benefit plans.

Obligations and Funded Status—The following information is as of December 31, 2017 and December 31, 2016 and for the years ended December 31, 2017, December 31, 2016 and December 31, 2015:

	2017		2016
	Pension	Healthcare	Pension	Healthcare
	benefits	& Life Ins.	benefits	& Life Ins.
Change in benefit obligations:
Beginning of period	$27,608	$12,770	$27,914	$13,458
Service cost	285	184	279	230
Interest cost	998	365	1,049	470
Actuarial loss (gain)	1,182	(338)	22	(682)
Curtailments	(430)
Change in plan provision	—	(2,325)	—	65
Benefits paid	(1,659)	(863)	(1,656)	(771)
End of period	$27,984	$9,793	$27,608	$12,770

Change in fair value of plan assets:
Beginning of period	$18,395	$—	$18,336	$—
Actual return on plan assets	1,415		719
Employer contributions	861	863	996	771
Benefits paid	(1,659)	(863)	(1,656)	(771)
End of period	$19,012	$—	$18,395	$—

Funded status of plans	$(8,972)	$(9,793)	$(9,213)	$(12,770)
Current liabilities	$—	$(702)	$—	$(844)
Noncurrent liabilities	(8,972)	(9,091)	(9,213)	(11,926)
Liability recognized	$(8,972)	$(9,793)	$(9,213)	$(12,770)

Amounts recognized in accumulated other comprehensive income:
Net actuarial loss	$9,341	$2,285	$9,248	$3,060
Prior service cost	—	(2,413)	—	(1,968)
Total amount recognized	$9,341	$(128)	$9,248	$1,092

The amount recognized in accumulated other comprehensive income (“AOCI”) is the actuarial loss (credit) and prior service cost, which has not yet been recognized in periodic benefit cost. At December 30, 2017, the actuarial loss (credit) and prior service cost (credit) expected to be amortized from AOCI to benefit cost in 2018 is $0.3 million and $(0.2) million for the pension and postretirement obligations, respectively.

	2017		2016		2015
	Pension	Healthcare	Pension	Healthcare	Pension	Healthcare
	benefits	& Life Ins.	benefits	& Life Ins.	benefits	& Life Ins.
Amounts recognized in other comprehensive (income) loss:
Net actuarial gain (loss)	$1,068	$(338)	$688	$(682)	$(16)	$(1,720)
Prior service cost	—	(572)	—	64	—	—
Amortization of prior year service cost	—	168	—	174	—	174
Curtailment benefit	(429)	—	—	—	—	—
Amortization of gain	(547)	(64)	(463)	(207)	(326)	(235)
Adjustment to plan benefits	—	(414)	—	—	—	—
Total amount recognized	$92	$(1,220)	$225	$(651)	$(342)	$(1,781)

Components of net periodic benefit cost:
Service cost	$285	$184	$279	$230	$159	$149
Interest cost	998	365	1,049	470	1,041	447
Amortization of gain	547	64	463	207	326	235
Expected return on plan assets	(1,302)	—	(1,386)	—	(1,385)	—
Amortization of prior service credit	—	(168)	—	(174)	—	(174)
Net periodic benefit cost	$528	$445	$405	$733	$141	$657

Assumptions—Weighted-average assumptions used to determine the benefit obligations as of year-end 2017 and 2016 are:

	2017		2016
		Healthcare		Healthcare
	Pension benefits	& Life Ins.	Pension benefits	& Life Ins.
Discount rate	3.23% - 3.37%	3.20% - 3.25%	3.61% - 3.81%	3.32% - 3.65%
Expected long-term rate of return on plan assets	7.00%	N/A	7.00%	N/A

Weighted-average assumptions used to determine net periodic benefit cost for years ended December 30, 2017, December 31, 2016 and January 2, 2016:

	2017		2016		2015
		Healthcare		Healthcare		Healthcare
	Pension benefits	& Life Ins.	Pension benefits	& Life Ins.	Pension benefits	& Life Ins.
Discount rate	3.61% - 3.81%	3.54% - 3.65%	3.74% - 3.97%	3.34% - 3.80%	3.50% - 3.98%	3.39% - 3.52%
Expected long-term rate of return on plan assets	7.00%	N/A	7.30%	N/A	7.30%	N/A

The expected long-term return on plan assets is based upon the Plans’ consideration of historical and forward-looking returns and the Company’s estimation of what a portfolio, with the target allocation described below, will earn over a long-term horizon. The discount rate is derived using the Citigroup Pension Discount Curve.

Assumed health care cost trend rates were 8.0% grading to 4.5% as of year-end 2017 and 2016. Assumed health care cost trend rates have a significant effect on the amounts reported for the Company’s healthcare and life insurance benefits plans. A one percentage-point change in assumed health care cost trend rates would have the following effects as of year-end 2017 and 2016:

	2017		2016
	Increase	Decrease	Increase	Decrease
Total service cost and interest cost components	$39	$(33)	$55	$(47)
APBO	857	(769)	1,197	(1,038)

Plan Assets—The defined benefit pension plans’ (the “Plans”) investment strategy is to minimize investment risk while generating acceptable returns. The Plans currently invest a relatively high proportion of the plan assets in fixed income securities, while the remainder is invested in equity securities, cash reserves and precious metals. The equity securities are diversified into funds with growth and value investment strategies. The target allocation for plan assets is as follows: equity securities—30%; fixed income securities—63%; cash reserves—5%; and precious metals—2%. The Plans’ current investment allocations are within the tolerance of the target allocation. The Company had no Level 3 investments as of or for the years ended December 30, 2017 and December 31, 2016.

At year-end 2017 and 2016, the Plans’ assets were invested predominantly in fixed-income securities and publicly traded equities, but may invest in other asset classes in the future subject to the parameters of the investment policy. The Plans’ investments in fixed-income assets include U.S. Treasury and U.S. agency securities and corporate bonds. The Plans’ investments in equity assets include U.S. and international securities and equity funds. The Company estimates the fair value of the Plans’ assets using various valuation techniques and, to the extent available, quoted market prices in active markets or observable market inputs. The descriptions and fair value methodologies for the Plans’ assets are as follows:

Fixed Income Securities—Corporate and government bonds are classified as Level 2 assets, as they are either valued at quoted market prices from observable pricing sources at the reporting date or valued based upon comparable securities with similar yields and credit ratings.

Equity Securities—Equity securities are valued at the closing market price reported on a U.S. exchange where the security is actively traded and are therefore classified as Level 1 assets.

Cash—The carrying amounts of cash approximate fair value due to the short-term maturity.

Precious Metals—Precious metals are valued at the closing market price reported on a U.S. exchange where the security is actively traded and are therefore classified as Level 1 assets.

The fair value of the Plans’ assets by asset class and fair value hierarchy level as of December 31, 2017 and December 31, 2016 are as follows:

	2017
		Quoted prices in active
	Total fair	markets for identical	Observable
	value	assets (Level 1)	inputs (Level 2)
Fixed income securities:
Intermediate—government	$3,620	$3,068	$552
Intermediate—corporate	3,872	—	3,872
Short-term—government	497	497	—
Short-term—corporate	1,702	—	1,702
Equity securities:
U.S. Large cap value	1,765	1,765	—
U.S. Large cap growth	588	588	—
U.S. Mid cap value	586	586	—
U.S. Mid cap growth	586	586	—
U.S. Small cap value	571	571	—
U.S. Small cap growth	580	580	—
Managed Futures	392	—	392
International	1,547	677	870
Commodities Broad Basket	801	—	801
Cash	1,522	—	1,522
Precious metals	383	383	—
Total	$19,012	$9,301	$9,711

	2016
		Quoted prices in active
	Total fair	markets for identical	Observable
	value	assets (Level 1)	inputs (Level 2)
Fixed income securities:
Intermediate—government	$1,770	$—	$1,770
Intermediate—corporate	2,658	—	2,658
Short-term—government	912	—	912
Short-term—corporate	3,613	—	3,613
Equity securities:
U.S. Large cap value	1,181	1,181	—
U.S. Large cap growth	1,103	1,103	—
U.S. Mid cap value	577	577	—
U.S. Mid cap growth	546	546	—
U.S. Small cap value	551	551	—
U.S. Small cap growth	540	540	—
Managed Futures	366	366	—
International	1,099	1,099	—
Emerging Markets	359	359	—
Commodities Broad Basket	707	707	—
Cash	2,094	2,094	—
Precious metals	319	319	—
Total	$18,395	$9,442	$8,953

Cash Flows—The Company expects to contribute approximately $1.4 million in 2018 to both its pension plans and to its healthcare and life insurance benefits plans.

The estimated benefit payments for each of the next five years and the five-year period thereafter are as follows:

	Pension	Healthcare and Life
	benefits	Insurance Benefits
2018	$1,835	$702
2019	1,830	667
2020	1,804	675
2021	1,771	655
2022	1,768	649
2023 - 2027	8,457	3,250

(14) Accrued Mining and Landfill Reclamation

The Company has asset retirement obligations arising from regulatory or contractual requirements to perform certain reclamation activities at the time that certain quarries and landfills are closed, which are primarily included in other noncurrent liabilities on the consolidated balance sheets. The current portion of the liabilities, $3.9 million and $5.1 million as of December 30, 2017 and December 31, 2016, respectively, is included in accrued expenses on the consolidated balance sheets. The total undiscounted anticipated costs for site reclamation as of December 30, 2017 and December 31, 2016 were $67.9 million and $63.6 million, respectively. The liabilities were initially measured at fair value and are subsequently adjusted for accretion expense, payments and changes in the amount or timing of the estimated cash flows. The corresponding asset retirement costs are capitalized as part of the carrying amount of the related long-lived asset and depreciated over the asset’s remaining useful life. The following table presents the activity for the asset retirement obligations for the years ended December 30, 2017 and December 31, 2016:

	2017	2016
Beginning balance	$23,906	$20,735
Acquired obligations	2,303	835
Change in cost estimate	(1,764)	3,055
Settlement of reclamation obligations	(1,996)	(2,283)
Accretion expense	1,880	1,564
Ending balance	$24,329	$23,906

(15) Commitments and Contingencies

The Company is party to certain legal actions arising from the ordinary course of business activities. Accruals are recorded when the outcome is probable and can be reasonably estimated. While the ultimate results of claims and litigation cannot be predicted with certainty, management expects that the ultimate resolution of all pending or threatened claims and litigation will not have a material effect on the Company’s consolidated results of operations, financial position or liquidity. The Company records legal fees as incurred.

Litigation and Claims—The Company is obligated under an indemnification agreement entered into with the sellers of Harper Contracting, Inc., Harper Sand and Gravel, Inc., Harper Excavating, Inc., Harper Ready Mix Company, Inc. and Harper Investments, Inc. for the sellers’ ownership interests in a joint venture agreement. The Company has the rights to any benefits under the joint venture as well as the assumption of any obligations, but does not own equity interests in the joint venture. The joint venture has incurred significant losses on a highway project in Utah, which have resulted in requests for funding from the joint venture partners and ultimately from the Company. In the third quarter of 2017, the Company settled its remaining obligations under the indemnification agreement for $3.5 million, which was $0.8 million less than amounts previously accrued.

Environmental Remediation and Site Restoration—The Company’s operations are subject to and affected by federal, state, provincial and local laws and regulations relating to the environment, health and safety and other regulatory matters. These operations require environmental operating permits, which are subject to modification, renewal and revocation. The Company regularly monitors and reviews its operations, procedures and policies for compliance with these laws and regulations. Despite these compliance efforts, risk of environmental liability is inherent in the operation of the Company’s business, as it is with other companies engaged in similar businesses and there can be no assurance that environmental liabilities or noncompliance will not have a material adverse effect on the Company’s consolidated financial condition, results of operations or liquidity.

Other—The Company is obligated under various firm purchase commitments for certain raw materials and services that are in the ordinary course of business. Management does not expect any significant changes in the market value of these goods and services during the commitment period that would have a material adverse effect on the financial condition, results of operations and cash flows of the Company. The terms of the purchase commitments generally approximate one year.

(16) Leasing Arrangements

Rent expense, which primarily relates to land, plants and equipment, during the years ended December 30, 2017, December 31, 2016 and January 2, 2016 was $21.7 million, $18.6 million and $12.1 million, respectively. The Company has lease agreements associated with quarry facilities under which royalty payments are made. The payments are generally based on tons sold in a particular period; however, certain agreements have minimum annual payments. Royalty expense recorded in cost of revenue during the years ended December 30, 2017, December 31, 2016 and January 2, 2016 was $18.7 million, $15.6 million and $12.6 million, respectively. Minimum contractual commitments for the subsequent five years under long-term operating leases and under royalty agreements are as follows:

	Operating	Royalty
	Leases	Agreements
2018	$8,627	$6,450
2019	7,077	6,017
2020	5,826	5,833
2021	4,650	5,550
2022	2,475	5,431

(17) Related Party Transactions

Under the terms of a transaction and management fee agreement between Summit Holdings and Blackstone Management Partners L.L.C. (“BMP”), whose affiliates include controlling stockholders of the Company, BMP provided monitoring, advisory and consulting services to the Company through March 17, 2015. Under the terms of the agreement, BMP was permitted to assign, and had assigned, a portion of the fees to which it was entitled to Silverhawk Summit, L.P. and to certain other equity investors.

In connection with the IPO, the transaction and management fee agreement with BMP was terminated on March 17, 2015 for a termination payment of $13.8 million; $13.4 million was paid to affiliates of BMP and the remaining $0.4 million was paid to affiliates of Silverhawk Summit, L.P. and to certain other equity investors.

Blackstone Advisory Partners L.P., an affiliate of BMP, served as an initial purchaser of $18.8 million of the 2022 Notes issued in March 2016 and $22.5 million and $26.3 million of the 2023 Notes issued in November 2015 and July 2015, respectively, and received compensation in connection therewith. In addition, Blackstone Advisory Partners L.P. served as an underwriter of 1,681,875 shares of Class A common stock issued in connection with the August 2015 follow-on offering and received compensation in connection therewith.

On July 17, 2015, the Company purchased the Davenport Assets from Lafarge North America Inc. for a purchase price of $450.0 million in cash and a cement distribution terminal in Bettendorf, Iowa. At closing, $370.0 million of the purchase price was paid, and the remaining $80.0 million was paid on August 13, 2015. Summit Holdings entered into a commitment letter dated April 16, 2015, with Blackstone Capital Partners V L.P. (“BCP”) for equity financing up to $90.0 million in the form of a preferred equity interest (the “Equity Commitment Financing”), which would have been used to pay the $80.0 million deferred purchase price if other financing was not secured by December 31, 2015. For the Equity Commitment Financing, the Company paid a $1.8 million commitment fee to BCP for the year ended January 2, 2016.

(18) Fair Value of Financial Instruments

Fair Value Measurements—Certain acquisitions made by the Company require the payment of contingent amounts of purchase consideration. These payments are contingent on specified operating results being achieved in periods subsequent to the acquisition and will only be made if earn-out thresholds are achieved. Contingent consideration obligations are measured at fair value each reporting period. Any adjustments to fair value are recognized in earnings in the period identified.

The Company has entered into interest rate derivatives on $200.0 million of its term loan borrowings to add stability to interest expense and to manage its exposure to interest rate movements. The interest rate derivative expires in September 2019. The effective portion of changes in the fair value of derivatives designated and that qualify as cash flow hedges is recorded in accumulated other comprehensive income and will be subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. The fair value of contingent consideration and derivatives as of December 30, 2017 and December 31, 2016 was:

	2017	2016
Current portion of acquisition-related liabilities and Accrued expenses:
Contingent consideration	$594	$9,288
Cash flow hedges	488	942
Acquisition-related liabilities and Other noncurrent liabilities
Contingent consideration	$34,301	$2,377
Cash flow hedges	492	1,438

The fair value accounting guidance establishes the following fair value hierarchy that prioritizes the inputs used to measure fair value:

Level 1 —	Unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2 —

Inputs other than Level 1 that are based on observable market data, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets, quoted prices for identical assets or liabilities in inactive markets, inputs that are observable that are not prices and inputs that are derived from or corroborated by observable markets.

Level 3 —	Valuations developed from unobservable data, reflecting the Company’s own assumptions, which market participants would use in pricing the asset or liability.

The fair value of contingent consideration was based on unobservable, or Level 3, inputs, including projected probability-weighted cash payments and an 11.0% discount rate, which reflects a market discount rate. Changes in fair value may occur as a result of a change in actual or projected cash payments, the probability weightings applied by the Company to projected payments or a change in the discount rate. Significant increases or decreases in any of these inputs in isolation could result in a lower, or higher, fair value measurement. The fair value of the cash flow hedges are based on observable, or Level 2, inputs such as interest rates, bond yields and prices in inactive markets. There were no material adjustments to the fair value of contingent consideration in 2017 or 2016, or to cash flow hedges in 2017 or 2016. In 2016, a $6.1 million increase in the fair value of contingent consideration was recognized as a result of a change in projected cash payments.

Financial Instruments—The Company’s financial instruments include debt and certain acquisition-related liabilities (deferred consideration and noncompete obligations). The carrying value and fair value of these financial instruments as of December 30, 2017 and December 31, 2016 were:

	December 30, 2017		December 31, 2016
	Fair Value	Carrying Value	Fair Value	Carrying Value

Level 2
Long-term debt(1)	$1,893,239	$1,832,455	$1,586,102	$1,536,065

Level 3
Current portion of deferred consideration and noncompete obligations(2)	10,993	10,993	12,375	12,375
Long term portion of deferred consideration and noncompete obligations(3)	17,938	17,938	22,784	22,784

(1)$4.8 million and $6.5 million included in current portion of debt as of December 30, 2017 and December 31, 2016, respectively.

(2)Included in current portion of acquisition-related liabilities on the consolidated balance sheets.

(3)Included in acquisition-related liabilities on the consolidated balance sheets.

The fair value of debt was determined based on observable, or Level 2 inputs, such as interest rates, bond yields and quoted prices in inactive markets. The fair values of the deferred consideration and noncompete obligations were determined based on unobservable, or Level 3, inputs, including the cash payment terms in the purchase agreements and a discount rate reflecting the Company’s credit risk. The discount rate used is generally consistent with that used when the obligations were initially recorded.

Securities with a maturity of three months or less are considered cash equivalents and the fair value of these assets approximates their carrying value.

(19) Segment Information

The Company has three operating segments: West; East; and Cement, which are its reporting segments. These segments are consistent with the Company’s management reporting structure. The operating results of each segment are regularly reviewed and evaluated by the Chief Executive Officer, the Company’s Chief Operating Decision Maker (“CODM”). The CODM primarily evaluates the performance of its segments and allocates resources to them based on a segment profit metric that we call Adjusted EBITDA, which is computed as earnings from continuing operations before interest, taxes, depreciation, depletion, amortization, accretion, share-based compensation, and transaction costs, as well as various other non-recurring, non-cash amounts.

The West and East segments have several acquired subsidiaries that are engaged in various activities including quarry mining, aggregate production and contracting. The Cement segment is engaged in the production of Portland cement. Assets employed by each segment include assets directly identified with those operations. Corporate assets consist primarily of cash, property, plant and equipment for corporate operations and other assets not directly identifiable with a reportable business segment. The accounting policies applicable to each segment are consistent with those used in the consolidated financial statements.

The following tables display selected financial data for the Company’s reportable business segments as of and for the years ended December 30, 2017, December 31, 2016 and January 2, 2016:

	2017	2016	2015
Revenue*:
West	$998,843	$813,682	$804,503
East	629,919	531,294	432,310
Cement	303,813	281,087	195,484
Total revenue	$1,932,575	$1,626,063	$1,432,297

*   Intercompany sales are immaterial and the presentation above only reflects sales to external customers.

	2017	2016	2015
Income (loss) from continuing operations before taxes	$113,696	$56,805	$(18,322)
Interest expense	107,655	96,483	83,757
Depreciation, depletion and amortization	177,643	147,736	118,321
Accretion	1,875	1,564	1,402
IPO/ Legacy equity modification costs	—	37,257	28,296
Loss on debt financings	4,815	—	71,631
Transaction costs	7,733	6,797	9,519
Management fees and expenses	—	(1,379)	1,046
Non-cash compensation	21,140	12,683	5,448
Other	1,206	13,388	(13,570)
Total Adjusted EBITDA	$435,763	$371,334	$287,528

Total Adjusted EBITDA by Segment:
West	$203,590	$167,434	$150,764
East	139,108	126,007	92,303
Cement	127,547	112,991	74,845
Corporate and other	(34,482)	(35,098)	(30,384)
Total Adjusted EBITDA	$435,763	$371,334	$287,528

	2017	2016	2015
Purchases of property, plant and equipment
West	$83,591	$77,335	$39,896
East	68,556	45,492	26,268
Cement	35,803	25,408	17,151
Total reportable segments	187,950	148,235	83,315
Corporate and other	6,196	5,248	5,635
Total purchases of property, plant and equipment	$194,146	$153,483	$88,950

	2017	2016	2015
Depreciation, depletion, amortization and accretion:
West	$71,314	$65,345	$53,727
East	67,252	51,540	38,923
Cement	38,351	30,006	24,758
Total reportable segments	176,917	146,891	117,408
Corporate and other	2,601	2,409	2,315
Total depreciation, depletion, amortization and accretion	$179,518	$149,300	$119,723

	2017	2016	2015
Total assets:
West	$1,225,463	$902,763	$821,479
East	1,035,609	870,613	545,187
Cement	870,652	868,440	843,941
Total reportable segments	3,131,724	2,641,816	2,210,607
Corporate and other	372,517	134,604	184,555
Total	$3,504,241	$2,776,420	$2,395,162

	2017	2016	2015
Revenue by product*:
Aggregates	$313,383	$264,609	$219,040
Cement	282,041	250,349	167,696
Ready-mix concrete	492,302	395,917	350,262
Asphalt	285,653	239,419	252,031
Paving and related services	371,763	304,041	295,995
Other	187,433	171,728	147,273
Total revenue	$1,932,575	$1,626,063	$1,432,297

*Revenue from the liquid asphalt terminals is included in asphalt revenue.

(20) Senior Notes’ Guarantor and Non-Guarantor Financial Information

Summit LLC’s domestic wholly-owned subsidiary companies other than Finance Corp. are named as guarantors (collectively, the “Guarantors”) of the Senior Notes. Certain other partially-owned subsidiaries and a non-U.S. entity do not guarantee the Senior Notes (collectively, the “Non-Guarantors”). The Guarantors provide a joint and several, full and unconditional guarantee of the Senior Notes.

There are no significant restrictions on Summit LLC’s ability to obtain funds from any of the Guarantor Subsidiaries in the form of dividends or loans. Additionally, there are no significant restrictions on a Guarantor Subsidiary’s ability to obtain funds from Summit LLC or its direct or indirect subsidiaries.

The following condensed consolidating balance sheets, statements of operations and cash flows are provided for the Issuers, the Wholly-owned Guarantors and the Non-Guarantors. On March 17, 2015, the noncontrolling interests of Continental Cement were purchased resulting in Continental Cement being a wholly-owned indirect subsidiary of Summit LLC. Continental Cement’s results of operations and cash flows are reflected with the Guarantors for the year ended December 30, 2017. In 2014, Continental Cement’s results are shown separately as a Non Wholly-owned Guarantor.

Earnings from subsidiaries are included in other income in the condensed consolidated statements of operations below. The financial information may not necessarily be indicative of the financial position, results of operations or cash flows had the guarantor or non-guarantor subsidiaries operated as independent entities.

Condensed Consolidating Balance Sheets

December 30, 2017

		100%
		Owned	Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$370,741	$10,254	$14,933	$(12,372)	$383,556
Accounts receivable, net	—	183,139	15,191	—	198,330
Intercompany receivables	573,301	484,747	—	(1,058,048)	—
Cost and estimated earnings in excess of billings	—	9,264	248	—	9,512
Inventories	—	180,283	4,156	—	184,439
Other current assets	1,167	6,354	243	—	7,764
Total current assets	945,209	874,041	34,771	(1,070,420)	783,601
Property, plant and equipment, net	9,259	1,569,118	37,047	—	1,615,424
Goodwill	—	976,206	61,114	—	1,037,320
Intangible assets, net	—	16,833	—	—	16,833
Other assets	2,890,674	162,711	1,271	(3,003,593)	51,063
Total assets	$3,845,142	$3,598,909	$134,203	$(4,074,013)	$3,504,241
Liabilities and Member’s Interest
Current liabilities:
Current portion of debt	$4,765	$—	$—	$—	$4,765
Current portion of acquisition-related liabilities	—	11,587	—	—	11,587
Accounts payable	3,976	89,912	6,749	—	100,637
Accrued expenses	47,047	79,372	2,227	(12,372)	116,274
Intercompany payables	684,057	369,918	4,073	(1,058,048)	—
Billings in excess of costs and estimated earnings	—	15,349	401	—	15,750
Total current liabilities	739,845	566,138	13,450	(1,070,420)	249,013
Long-term debt	1,810,833	—	—	—	1,810,833
Acquisition-related liabilities	—	52,239	—	—	52,239
Other noncurrent liabilities	2,870	193,801	75,209	(171,318)	100,562
Total liabilities	2,553,548	812,178	88,659	(1,241,738)	2,212,647
Total member's interest	1,291,594	2,786,731	45,544	(2,832,275)	1,291,594
Total liabilities and member’s interest	$3,845,142	$3,598,909	$134,203	$(4,074,013)	$3,504,241

Condensed Consolidating Balance Sheets

December 31, 2016

		100%
		Owned	Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$133,862	$4,820	$14,656	$(10,666)	$142,672
Accounts receivable, net	—	155,389	7,090	(102)	162,377
Intercompany receivables	521,658	321,776	—	(843,434)	—
Cost and estimated earnings in excess of billings	—	6,830	620	—	7,450
Inventories	—	153,374	4,305	—	157,679
Other current assets	1,259	11,012	529	—	12,800
Total current assets	656,779	653,201	27,200	(854,202)	482,978
Property, plant and equipment, net	7,033	1,418,902	20,517	—	1,446,452
Goodwill	—	735,490	46,722	—	782,212
Intangible assets, net	—	17,989	—	—	17,989
Other assets	2,293,803	125,270	1,946	(2,374,230)	46,789
Total assets	$2,957,615	$2,950,852	$96,385	$(3,228,432)	$2,776,420
Liabilities and Member’s Interest
Current liabilities:
Current portion of debt	$6,500	$—	$—	$—	$6,500
Current portion of acquisition-related liabilities	1,000	20,663	—	—	21,663
Accounts payable	1,497	76,886	3,329	(102)	81,610
Accrued expenses	46,460	73,807	872	(10,666)	110,473
Intercompany payables	509,503	327,405	6,526	(843,434)	—
Billings in excess of costs and estimated earnings	—	15,242	214	—	15,456
Total current liabilities	564,960	514,003	10,941	(854,202)	235,702
Long-term debt	1,514,456	—	—	—	1,514,456
Acquisition-related liabilities	—	25,161	—	—	25,161
Other noncurrent liabilities	2,395	231,199	56,356	(165,242)	124,708
Total liabilities	2,081,811	770,363	67,297	(1,019,444)	1,900,027
Total member's interest	875,804	2,180,489	29,088	(2,208,988)	876,393
Total liabilities and member’s interest	$2,957,615	$2,950,852	$96,385	$(3,228,432)	$2,776,420

Condensed Consolidating Statements of Operations and Comprehensive Loss

Year ended December 30, 2017

		100%
		Owned	Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated

Revenue	$—	$1,854,434	$84,020	$(5,879)	$1,932,575
Cost of revenue (excluding items shown separately below)	—	1,227,037	60,619	(5,879)	1,281,777
General and administrative expenses	63,954	178,023	8,426	—	250,403
Depreciation, depletion, amortization and accretion	2,601	172,738	4,179	—	179,518
Operating (loss) income	(66,555)	276,636	10,796	—	220,877
Other income, net	(307,876)	(1,925)	(533)	309,860	(474)
Interest expense (income)	105,735	(2,415)	4,335	—	107,655
Income from operations before taxes	135,586	280,976	6,994	(309,860)	113,696
Income tax expense	1,518	(23,774)	1,911	—	(20,345)
Net income	134,068	304,750	5,083	(309,860)	134,041
Net loss attributable to noncontrolling interest	—	—	—	(27)	(27)
Net income attributable to member of Summit Materials, LLC	$134,068	$304,750	$5,083	$(309,833)	$134,068
Comprehensive income (loss) attributable to member of Summit Materials, LLC	$144,377	$302,209	$(2,685)	$(299,524)	$144,377

Condensed Consolidating Statements of Operations and Comprehensive Loss

Year ended December 31, 2016

		100%
		Owned	Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated

Revenue	$—	$1,586,858	$47,064	$(7,859)	$1,626,063
Cost of revenue (excluding items shown separately below)	—	1,047,120	32,531	(7,859)	1,071,792
General and administrative expenses	91,533	152,402	6,374	—	250,309
Depreciation, depletion, amortization and accretion	2,410	142,773	4,117	—	149,300
Operating (loss) income	(93,943)	244,563	4,042	—	154,662
Other (income) expense, net	(239,082)	1,908	(326)	238,874	1,374
Interest expense	83,068	9,956	3,459	—	96,483
Income from operations before taxes	62,071	232,699	909	(238,874)	56,805
Income (benefit) tax benefit	—	(5,551)	269	—	(5,282)
Net income	62,071	238,250	640	(238,874)	62,087
Net income attributable to noncontrolling interest	—	—	—	16	16
Net income attributable to member of Summit Materials, LLC	$62,071	$238,250	$640	$(238,890)	$62,071
Comprehensive income (loss) attributable to member of Summit Materials, LLC	$63,093	$239,353	$(1,485)	$(237,868)	$63,093

Condensed Consolidating Statements of Operations and Comprehensive Loss

Year ended January 2, 2016

		100%
		Owned	Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated

Revenue	$—	$1,364,622	$100,360	$(32,685)	$1,432,297
Cost of revenue (excluding items shown separately below)	—	958,144	64,803	(32,685)	990,262
General and administrative expenses	73,555	107,282	6,451	—	187,288
Depreciation, depletion, amortization and accretion	2,316	112,166	5,241	—	119,723
Operating (loss) income	(75,871)	187,030	23,865	—	135,024
Other income, net	(107,275)	9,938	294	166,632	69,589
Interest expense	27,222	52,970	3,565	—	83,757
(Loss) income from continuing operations before taxes	4,182	124,122	20,006	(166,632)	(18,322)
Income tax (benefit) expense	—	(18,664)	401	—	(18,263)
(Loss) income from operations	4,182	142,786	19,605	(166,632)	(59)
Income from discontinued operations	—	(2,415)	—	—	(2,415)
Net (loss) income	4,182	145,201	19,605	(166,632)	2,356
Net income attributable to noncontrolling interest	—	—	—	(1,826)	(1,826)
Net (loss) income attributable to member of Summit Materials, LLC	$4,182	$145,201	$19,605	$(164,806)	$4,182
Comprehensive (loss) income attributable to member of Summit Materials, LLC	$(8,738)	$146,380	$5,506	$(151,886)	$(8,738)

Condensed Consolidating Statements of Cash Flows

For the year ended December 30, 2017

		100%
		Owned	Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated

Net cash (used in) provided by operating activities	$(127,102)	$392,316	$29,918	$—	$295,132
Cash flow from investing activities:
Acquisitions, net of cash acquired	(24,538)	(324,892)	(25,500)	—	(374,930)
Purchase of property, plant and equipment	(6,196)	(182,295)	(5,655)	—	(194,146)
Proceeds from the sale of property, plant, and equipment	—	16,822	250	—	17,072
Other	—	(471)	—	—	(471)
Net cash used for investing activities	(30,734)	(490,836)	(30,905)	—	(552,475)
Cash flow from financing activities:
Proceeds from investment by member	40,913	252,911	10,717	—	304,541
Capital issuance costs	(627)	—	—	—	(627)
Net proceeds from debt issuance	302,000	—	—	—	302,000
Loans received from and payments made on loans from other Summit Companies	119,858	(108,026)	(10,126)	(1,706)	—
Payments on long-term debt	(8,463)	(7,967)	(8)	—	(16,438)
Purchase of noncontrolling interests	—	(532)	—	—	(532)
Payments on acquisition-related liabilities	—	(32,150)	—	—	(32,150)
Debt issuance costs	(6,416)	—	—	—	(6,416)
Distributions from partnership	(51,986)	—	—	—	(51,986)
Other	(564)	(282)	(20)	—	(866)
Net cash provided by financing activities	394,715	103,954	563	(1,706)	497,526
Impact of cash on foreign currency	—	—	701	—	701
Net increase (decrease) in cash	236,879	5,434	277	(1,706)	240,884
Cash — Beginning of period	133,862	4,820	14,656	(10,666)	142,672
Cash — End of period	$370,741	$10,254	$14,933	$(12,372)	$383,556

Condensed Consolidating Statements of Cash Flows

For the year ended December 31, 2016

		100%
		Owned	Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated

Net cash (used in) provided by operating activities	$(132,328)	$373,588	$3,617	$—	$244,877
Cash flow from investing activities:
Acquisitions, net of cash acquired	(42,844)	(294,114)	—	—	(336,958)
Purchase of property, plant and equipment	(5,247)	(146,336)	(1,900)	—	(153,483)
Proceeds from the sale of property, plant, and equipment	—	16,606	262	—	16,868
Other	—	2,921	—	—	2,921
Net cash used for investing activities	(48,091)	(420,923)	(1,638)	—	(470,652)
Cash flow from financing activities:
Proceeds from investment by member	(502,140)	529,517	—	—	27,377
Capital issuance costs	(136)	—	—	—	(136)
Net proceeds from debt issuance	354,000	—	—	—	354,000
Loans received from and payments made on loans from other Summit Companies	440,738	(442,072)	400	934	—
Payments on long-term debt	(110,500)	(10,202)	—	—	(120,702)
Payments on acquisition-related liabilities	(400)	(29,140)	—	—	(29,540)
Financing costs	(5,801)	—	—	—	(5,801)
Distributions from partnership	(42,192)	—	—	—	(42,192)
Other	—	(16)	—	—	(16)
Net cash provided by financing activities	133,569	48,087	400	934	182,990
Impact of cash on foreign currency	—	—	69	—	69
Net (decrease) increase in cash	(46,850)	752	2,448	934	(42,716)
Cash — Beginning of period	180,712	4,068	12,208	(11,600)	185,388
Cash — End of period	$133,862	$4,820	$14,656	$(10,666)	$142,672

Condensed Consolidating Statements of Cash Flows

For the year ended January 2, 2016

		100%
		Owned	Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated

Net cash (used in) provided by operating activities	$(276,104)	$356,187	$18,287	$(167)	$98,203
Cash flow from investing activities:
Acquisitions, net of cash acquired	—	(510,017)	—	—	(510,017)
Purchase of property, plant and equipment	(5,636)	(81,980)	(1,334)	—	(88,950)
Proceeds from the sale of property, plant, and equipment	—	12,945	165	—	13,110
Other	—	1,510	—	—	1,510
Net cash used for investing activities	(5,636)	(577,542)	(1,169)	—	(584,347)
Cash flow from financing activities:
Proceeds from investment by member	(155,060)	662,826	—	—	507,766
Capital issuance costs	(12,930)	—	—	—	(12,930)
Net proceeds from debt issuance	1,748,875	—	—	—	1,748,875
Loans received from and payments made on loans from other Summit Companies	(208,459)	226,703	(12,700)	(5,544)	—
Payments on long-term debt	(859,796)	(646,746)	—	1,056	(1,505,486)
Payments on acquisition-related liabilities	(166)	(17,890)	—	—	(18,056)
Financing costs	(14,246)	—	—	—	(14,246)
Distributions from partnership	(46,603)	—	—	—	(46,603)
Other	—	(167)	—	167	—
Net cash provided by (used for) financing activities	451,615	224,726	(12,700)	(4,321)	659,320
Impact of cash on foreign currency	—	—	(1,003)	—	(1,003)
Net increase (decrease) in cash	169,875	3,371	3,415	(4,488)	172,173
Cash — Beginning of period	10,837	697	8,793	(7,112)	13,215
Cash — End of period	$180,712	$4,068	$12,208	$(11,600)	$185,388

(21) Supplementary Data (Unaudited)

Supplemental financial information (unaudited) by quarter is as follows for the years ended December 30, 2017 and December 31, 2016:

	2017				2016
	4Q	3Q	2Q	1Q	4Q	3Q	2Q	1Q
Net revenue	$440,610	$574,387	$478,368	$259,044	$387,389	$480,210	$412,636	$208,039
Operating income (loss)	57,306	113,911	82,444	(32,784)	48,761	88,410	46,948	(29,457)
Net income (loss)	52,435	82,633	53,827	(54,854)	21,211	61,360	21,759	(42,243)